# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Civeo Corp, CIK 0001590584
CUSIP: 17878Y207
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4400, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 06/18/2025
Filed by CIK 0001580320
Persons authorized to receive notices and communications: ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- ENGINE CAPITAL, L.P. (CIK 0001580320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,111,951; shared voting power 0; sole dispositive power 1,111,951; shared dispositive power 0; aggregate amount beneficially owned 1,111,951 (8.3% of the class)
- Engine Jet Capital, L.P. (CIK 0001580325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 112,228; shared voting power 0; sole dispositive power 112,228; shared dispositive power 0; aggregate amount beneficially owned 112,228 (0.8% of the class)
- Engine Lift Capital, LP (CIK 0001961580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 113,935; shared voting power 0; sole dispositive power 113,935; shared dispositive power 0; aggregate amount beneficially owned 113,935 (0.8% of the class)
- Engine Capital Management, LP (CIK 0001665590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,338,114; shared voting power 0; sole dispositive power 1,338,114; shared dispositive power 0; aggregate amount beneficially owned 1,338,114 (9.9% of the class)
- Engine Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,338,114; shared voting power 0; sole dispositive power 1,338,114; shared dispositive power 0; aggregate amount beneficially owned 1,338,114 (9.9% of the class)
- Engine Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,224,179; shared voting power 0; sole dispositive power 1,224,179; shared dispositive power 0; aggregate amount beneficially owned 1,224,179 (9.1% of the class)
- Engine Investments II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 113,935; shared voting power 0; sole dispositive power 113,935; shared dispositive power 0; aggregate amount beneficially owned 113,935 (0.8% of the class)
- Ajdler Arnaud (CIK 0001293424): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 1,338,114; shared voting power 0; sole dispositive power 1,338,114; shared dispositive power 0; aggregate amount beneficially owned 1,338,114 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Civeo Corp
Address of issuer's principal executive offices: THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4400, HOUSTON, Texas (TX), 77002
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Reporting Persons believe that the Board could benefit from the perspective of a highly qualified, independent director in boardroom deliberations. To that end, the Reporting Persons are engaging, and expect to continue to engage, in discussions with the Issuer regarding the appointment of such a new independent director to the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,453,255 Shares outstanding as of April 25, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2025.

A. Engine Capital

As of the date hereof, Engine Capital directly owned 1,111,951 Shares. Percentage: Approximately 8.3%

B. Engine Jet

As of the date hereof, Engine Jet directly owned 112,228 Shares. Percentage: 0.8%

C. Engine Lift

As of the date hereof, Engine Lift directly owned 113,935 Shares. Percentage: 0.8%

D. Engine Management

Engine Management, as the investment manager of each of Engine Capital, Engine Jet and Engine Lift, may be deemed to beneficially own the 1,338,114 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 9.9%

E. Engine GP

Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 1,338,114 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 9.9%

F. Engine Investments

Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 1,224,179 Shares owned in the aggregate by Engine Capital and Engine Jet. Percentage: Approximately 9.1%

G. Engine Investments II

Engine Investments II, as the general partner of Engine Lift, may be deemed to beneficially own the 113,935 Shares owned by Engine Lift. Percentage: 0.8%

H. Arnaud Ajdler

Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 1,338,114 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 9.9%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

## Signatures
- ENGINE CAPITAL, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (06/18/2025)
- Engine Jet Capital, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (06/18/2025)
- Engine Lift Capital, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments II, LLC, its General Partner (06/18/2025)
- Engine Capital Management, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Capital Management GP, LLC, its General Partner (06/18/2025)
- Engine Capital Management GP, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (06/18/2025)
- Engine Investments, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (06/18/2025)
- Engine Investments II, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (06/18/2025)
- Ajdler Arnaud: /s/ Arnaud Ajdler, Arnaud Ajdler (06/18/2025)